Clarification on Press Release of September 30, 2008

SINGAPORE, October 1, 2008 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today clarified that, in the press release filed on September 30, 2008 with the U.S. Securities and Exchange Commission on Form 6-K, the Company did not intend to imply that it has been required to restate, or is engaged in another restatement of, either its 2005 or 2006 audited consolidated financial statements. The intent was simply to explain that the stated delay resulted from the extensive amount of time required to restate in the past as well as the completion and filing of its 2006 audited consolidated financial statements. There has been no new discovery requiring any need to restate its 2005 or 2006 audited consolidated financial statements. The Company is in the final stages of finalizing its 2007 consolidated financial statements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.hlcorp.com.sg/cyi.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com